FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                       Report of Foreign Private Issuer

                       Pursuant to Rule 13a-16 or 15d-16
                       of the Securities Exchange Act of
                              --------------------------
                                     1934
                                     ----


                                April 24, 2003

                       Commission File Number 001-14978


                              SMITH & NEPHEW plc
                              (Registrant's name)


                                15 Adam Street
                           London, England WC2N 6LA
             (Address of registrant's principal executive offices)


     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

                Form 20-F     X                    Form 40-F
                           -------                           -------

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

                Yes                                No    X
                    -------                           -------

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

                Yes                                No    X
                    -------                           -------


     [Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.]

                Yes                                No    X
                    -------                           -------

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-n/a.
                              --------------     ---


                                                                Total Pages: 5

                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                                                   Smith & Nephew plc
                                                   (Registrant)


Date: April 24, 2003                           By: /s/ Paul Chambers
                                                   -----------------
                                                   Paul Chambers
                                                   Company Secretary

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


Centerpulse [GRAPHIC OMITTED]                 [GRAPHIC OMITTED] Smith + Nephew

Not for release, publication or distribution in, into or from Canada, Australia or Japan

24 APRIL 2003                                            FOR IMMEDIATE RELEASE


              SMITH & NEPHEW AND CENTERPULSE: TRANSACTION UPDATE


London/Zurich, 24 April 2003 - Smith & Nephew plc, the global advanced medical devices company, and Centerpulse AG, a leading medical technology group, announce that documents are being posted today to their respective shareholders regarding the proposed combination of the two businesses to create a leading global orthopaedics company, as announced on 20 March 2003.

The timetable for key events is expected to be as follows:

o    25 April 2003      - Offers for Centerpulse AG and InCentive Capital AG launched

o    19 May 2003        - Smith & Nephew EGM and Court Meeting

o    24 June 2003       - Offers close

o    25 June 2003       - Dealings in new Smith & Nephew Group shares commence

o    17 July 2003       - Final results of the offers announced

With the prior approval of the Swiss Takeover Board, Smith & Nephew Group reserves the right to extend the offer period beyond 40 days.

Smith & Nephew shareholders will receive a circular containing details of the Scheme to establish Smith & Nephew Group as the new holding company of Smith & Nephew. The circular will also contain notices of an extraordinary general meeting and a court meeting to approve the Transaction. Shareholders will also receive Listing Particulars relating to the New Ordinary Shares to be issued by Smith & Nephew Group pursuant to the Scheme and the Offers. Smith & Nephew preference shareholders will receive a separate circular containing proposals to redeem all the existing preference shares.

Centerpulse shareholders will receive a summary offer prospectus, a form of acceptance in respect of the public tender offer for Centerpulse and Summary Listing Particulars relating to Smith & Nephew Group. Centerpulse shareholders with a registered address in the US will receive a prospectus filed under Form F-4 instead of the summary offer prospectus.

Under the parallel offer for InCentive Capital, its shareholders will receive an offer prospectus, a form of acceptance in respect of the public tender offer for InCentive Capital and Summary Listing Particulars relating to Smith & Nephew Group.

ENQUIRIES:

Smith & Nephew
Helpline for Smith & Nephew shareholders                         Tel:  +44 (0) 870 600 2027 (UK)
                                                                 Tel:  +44 (0) 1903 702767 (outside UK)
Angie Craig, Corporate Affairs Director                          Tel:  +44 (0) 20 7401 7646

Centerpulse
Helpline for Centerpulse shareholders                            Tel:  +41 (0) 848 372 436
Beatrice Tschanz, Corporate Communications                       Tel:  +41 (0) 1 306 9646
Suha Demokan, Investor Relations                                 Tel:  +41 (0) 1 306 9825

InCentive                                                        Tel:  +41 (0) 1 205 9300
Raoul Bloch

Lazard                                                           Tel:  +44 (0) 20 7187 2000
(Financial Advisers to Smith & Nephew)
Nicholas Shott

Lehman Brothers
(Financial Advisers to Centerpulse)
Kenneth Siegel                                                   Tel:  +1 212 526 7000
Henry Phillips                                                   Tel:  +44 (0) 20 7601 0011

UBS Warburg
(Financial Advisers to Centerpulse)
Karl Schmidt                                                     Tel:  +44 (0) 20 7568 5959
Liam Beere                                                       Tel:  +44 (0) 20 7568 2286

Lombard Odier Darier Hentsch & Cie
(Financial Advisers to InCentive and Offers Manager)
Romeo Cerutti                                                    Tel:  +41 (0) 1 214 1330
Marc Klingelfuss                                                 Tel:  +41 (0) 1 214 1332

Financial Dynamics
(PR for Smith & Nephew)
London:  David Yates / Jonathan Birt                             Tel:  +44 (0) 20 7831 3113
New York:  Anton Nicholas / Deborah Ardern-Jones                 Tel:  +1 212 850 5626



The definitions used in this announcement shall have the same meaning as set out in the Smith & Nephew Group Listing Particulars / Summary Listing Particulars issued today.

Lazard is acting exclusively for Smith & Nephew and Smith & Nephew Group and for no-one else in connection with the Offers and will not be responsible to any other persons for providing the protections other afforded to clients of Lazard or for providing advice in relation to the Offers.

Lehman Brothers is acting for Centerpulse in connection with the Transaction and no-one else and will not be responsible to anyone other than Centerpulse for providing the protections offered to clients of Lehman Brothers nor for providing advice in relation to the Transaction.

UBS Warburg is acting for Centerpulse in connection with the Transaction and no-one else and will not be responsible to anyone other than Centerpulse for providing the protections offered to clients of UBS Warburg nor for providing advice in relation to the Transaction.

Lombard Odier Darier Hentsch & Cie is acting as financial adviser for InCentive in connection with the Transaction and no-one else and will not be responsible to anyone other than InCentive for providing the protections offered to clients of Lombard Odier Darier Hentsch & Cie nor for providing advice in relation to the Transaction. In addition, Smith & Nephew has entrusted Lombard Odier Darier Hentsch & Cie with the technical execution of both the Centerpulse and the InCentive Offer.

United States of America

This news release does not constitute an offer to purchase or a solicitation of an offer to sell any securities. The complete terms and conditions of the exchange offer are set forth in a preliminary prospectus/offer to exchange and a related letter of transmittal, which are included in a Registration Statement on Form F-4 that is being filed on April 25, 2003 with the Securities and Exchange Commission. The preliminary prospectus/offer to exchange and related letter of transmittal will be mailed to holders of Centerpulse American Depositary Receipts and U.S. holders of Centerpulse shares. The Registration Statement (including the preliminary prospectus/offer to exchange, letter of transmittal and related documents) will also be available free of charge on the SEC's Web site at www.sec.gov.
                                                  -----------


Other Jurisdictions

Offering materials relating to the Offers are not being distributed in or into a country or jurisdiction, including without limitation Canada, Australia or Japan, where such distribution would be considered unlawful or in which it would otherwise breach any applicable law or regulation or which would require Smith & Nephew Group to amend any term or condition of the Offers in any way or which would require Smith & Nephew Group to make any additional filing with, or take any additional action with regards to any governmental, regulatory or legal authority, including without limitation Canada, Australia or Japan. Offering materials relating to the Offers may not be used for the purposes of soliciting the purchases of any securities of Centerpulse or InCentive from anyone in such country or jurisdiction.